Exhibit 12.1

Jabil Circuit

Calculation of Earnings to Fixed Charges

	Years Ended August 31, ($’s in thousands)
	2007	2008	2009	2010	2011
Calculation of Earnings:
Net income (loss)	$73,236	$133,892	$(1,165,212)	$168,840	$381,063
Income taxes (benefit)	21,401	25,119	160,898	76,501	98,229

Income (loss) before taxes	$94,637	$159,011	$(1,004,314)	$245,341	$479,292
Plus:
Fixed charges	$103,037	$115,431	$102,169	$96,068	$120,288
Capitalized interest	(2,500)	(4,789)	(22)	—	(14)
Amortization of previously capitalized interest	263	347	426	440	440

Total earnings (loss)	$195,437	$270,000	$(901,741)	$341,849	$600,006

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense	$86,069	$94,316	$82,247	$79,168	$97,693
Capitalized interest	2,500	4,789	22	—	14
Interest factor attributable to rentals	14,468	16,326	19,900	16,900	22,581

Total fixed charges	$103,037	$115,431	$102,169	$96,068	$120,288

Ratio of Earnings to Fixed Charges	1.9x	2.3x	[1]	3.6x	5.0x

(1)	Earnings for the fiscal year ended August 31, 2009 were inadequate to cover fixed charges by $1,003.9 million.